KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

To the Shareholder and The Board of Directors
Synovus Securities, Inc.:

We have reviewed management's statements, included in the accompanying Synovus Securities, Inc. 2019 Exemption Report (the Exemption Report), in which (1) Synovus Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Atlanta, Georgia
February 28, 2020



SYNOVUS

Synovus Securities, Inc. 2019 Exemption Report

Synovus Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5,"Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC (NFS).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below.

From the period of January 1, 2019, through December 31, 2019, a total of 112 checks were forwarded to the clearing firm the day following receipt of the check from a customer but were not forwarded to the clearing firm by noon, and a total of 293 checks were forwarded directly to the Carrier.

A total of 7 checks received at branch locations were not forwarded to the home office the same day received at the branch or the home office did not forward the same day received. Following are the details of these instances:

a) A check for $6,412.01 was received from client at the Buckhead branch location on August 6, 2019, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on August 8, 2019, and sent via overnight courier to NFS on that same day.

b) A check for $6,412.01 was received from client at the Albany branch location on August 6, 2019, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on August 8, 2019, and sent via overnight courier to NFS on that same day.

c) A check for $3,050.33 was received from client at the Athens branch location on October 29, 2019, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on October 31, 2019, and sent via overnight courier to NFS on that same day.

d) A check for $100,000 was received from client at the Palm Harbor branch location on September 12, 2019, and was placed in the Fed Ex drop off box that same day. Fed Ex did not pick up the package until September 13, 2019. This delayed overnight delivery to the home office location and the item was received in the home office on September 16, 2019 and sent via overnight courier to Jackson on that same day.

e) A check for $50,000 was received from client at the Palm Harbor branch location on September 12, 2019, and was placed in the Fed Ex drop off box that same day. Fed Ex did not pick up the package until September 13, 2019. This delayed overnight delivery to the home office location and the item was received in the home office on September 16, 2019 and sent via overnight courier to Jackson on that same day.

f) A check for $100,000 was received from client at the Cape Coral branch location on October 7, 2019, and was placed in the Fed Ex drop off box after the last Fed Ex pick up time. This delayed overnight delivery to the home office location and the item was received in the home office on October 9, 2019 and sent via overnight courier to Jackson on that same day.

g) A check for $30,000 was received at the Creative Financial/Atlanta branch location on October 25, 2019 and sent via overnight courier that same day to the home office location and the item was received in the home office on October 28, 2019. The new account documentation was not in good order and was returned to the branch, along with the check, as the Financial Advisor needed to correct the errors with the new account documentation. Upon receipt the Financial Advisor made the corrections and returned to the home office location on October 31, 2019. The home office received on November 1, 2019 and sent via overnight courier to Blackrock on that same day.





SYNOVUS

From the period of January 1, 2019, to December 31, 2019, the firm received 348 deliveries of securities certificates from clients at the branch locations and transmitted via overnight courier by the branch the same day it received the securities, subsequently were received at the Company's home office the next day, and promptly booked by home office personnel to the respective client account. That same day, home office personnel sent the physical certificates via overnight courier to National Financial Services LLC (NFS) for final processing but were not transmitted to NFS by noon.

There were 7 instances where there was a delay in booking and/or forwarding the securities received on the same day. Those details are as follows:

a) On May 15, 2019 certificates were received from client at the Columbus branch location after Fed Ex cut off and were properly secured overnight and on the following day, May 16, 2019, were sent via overnight courier to NFS.

b) On July 5, 2019, certificates were received from client at the Jasper branch location and sent via overnight courier to the home office location on that same day. Fed Ex did not deliver to the home office location until July 9, 2019 and the home office overnighted the shares to NFS on that same day via overnight courier.

c) On July 5, 2019, certificates were received from client at the Jasper branch location and sent via overnight courier to the home office location on that same day. Fed Ex did not deliver to the home office location until July 9, 2019 and the home office overnighted the shares to NFS on that same day via overnight courier.

d) On August 9, 2019, certificates were received from client at the Tifton branch location after Fed Ex cut off. The shares were properly secured and sent via overnight courier to the home office location on August 12, 2019, who received and sent the shares via overnight courier to NFS on that same day.

e) On August 23, 2019, certificates were received from client at the Valdosta branch location and sent via overnight courier to the home office location. However, Fed Ex did not pick up the package until August 26, 2019, and the home office received on August 27, 2019 and sent the shares via overnight courier to NFS on that same day.

f) On August 26, 2019, certificates were received from client at our Charleston branch location, and due to storms was at a branch location that did not have access to an overnight courier. The certificates were properly secured and sent via overnight courier on August 28, 2019 to the home office location. The home office received on August 29, 2019 and sent the same day via overnight courier to NFS.

g) On December 20, 2019, certificates were received from client at the Jacksonville branch location and sent via overnight courier to the home office location. Due to a disruption with Fed Ex, the home office did not receive the package until December 24, 2019. The home office sent that same day via overnight courier to NFS.

On behalf of Synovus Securities, Inc., the undersigned affirms that to the best of their knowledge and belief, this Exemption Report is true and correct.

Angela Wills 2/28/20
Angela Wills, Controller — Date

2.28.20
Leah Kirk, Chief Operations Officer — Date

2/28/2020
Gene Gunderson, Chief Compliance Officer — Date